                                          Filed by Century Bancshares, Inc.
                                          Pursuant to Rule 425 of the Securities
                                            Act of 1933
                                          Subject Company: GrandBanc, Inc.
                                          Commission File No: 000-16234

The following press release was issued by Century Bancshares, Inc. on October 13, 2000:

NEWS RELEASE

RELEASE: IMMEDIATE                           FOR:  CENTURY BANCSHARES, INC.

CONTACTS:MEDIA: JOSEPH S. BRACEWELL, CHAIRMAN/CEO  202-496-4040

                INVESTOR RELATIONS: DALE G. PHELPS, SVP/CFO  202-496-4050


                            CENTURY BANCSHARES, INC.

                  ANNOUNCES THIRD QUARTER 2000 EARNINGS UP 32%

        Washington, D.C., October 13, 2000, CENTURY BANCSHARES, INC. (NASDAQ SmallCap Market: CTRY) announced today that net income for the third quarter of 2000 was $425,000 or $0.15 per diluted common share, a 32% increase compared with net income of $323,000 or $0.11 per diluted common share in the third quarter of 1999. Net income for the first nine months of 2000 was $1,247,000 or $0.45 per diluted common share, a 51% increase over 1999 when earnings were $827,000 or $0.29 per diluted common share. Earnings per share for 1999 have been adjusted to reflect the 5% stock dividend distributed to shareholders on April 17, 2000.

        The increase in third quarter earnings was primarily driven by increases in net interest income resulting from earning asset growth. Average earning assets for the third quarter of 2000 increased 43% compared with the same quarter last year resulting in a 29% increase in net interest income for the comparable periods. The increase in net interest income was partially offset by a $165,000 increase in the provision for credit losses, which was primarily attributable to the 26% growth in average loans outstanding,

Century Bancshares, Inc.
Page 2


and a 29% increase in noninterest expenses coinciding with the expanded scope of the Company's operations.

        According to Joseph S. Bracewell, Chairman, President and CEO, "Total assets reached a new high during the quarter as we continued to experience solid growth in our loan portfolio complemented by the successful purchase of a full-service branch in Reston, Virginia with over $52 million in deposits. Our expanded presence in Northern Virginia represents another milestone in our continued expansion efforts. We remain confident that our earnings performance validates the strength of our business expansion model."

        Total assets at September 30, 2000 were $285 million, an increase of $84 million, or 42%, compared to $201 million one year earlier. Total deposits at September 30, 2000 were $216 million and loans, net of unearned income, were $180 million, reflecting increases of 58% and 36%, respectively, compared to September 30, 1999.

        Century Bancshares, Inc. is the parent company of Century National Bank, a community bank providing a full range of loans and financial services to professionals, small businesses, and non-profit organizations in the Washington, DC metropolitan area. Century operates seven full-service banking offices -- two in downtown Washington, four in Northern Virginia, and one in Bethesda, MD -- a loan production office in Rockville, MD, and an insurance agency.

        Century recently announced the pending acquisition of GrandBanc, Inc. via a stock-for-stock exchange valued at $ 8.8 million. GrandBanc, Inc., which had $114 million in total assets at June 30, 2000, is the parent holding company of GrandBank, a Maryland chartered commercial bank headquartered in Rockville, MD.

        Century also announced that it has terminated its previously announced 130,000 share repurchase program. As of the termination date, a total of 6,500 shares had been purchased under this program.

                                    --more--

Century Bancshares, Inc.
Page 3


ADDITIONAL INFORMATION

        SHAREHOLDERS OF CENTURY AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC) IN CONNECTION WITH THE PROPOSED MERGER OF CENTURY AND GRANDBANC. THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT CENTURY, GRANDBANC, THE MERGER, AND ABOUT PERSONS SOLICITING PROXIES IN THE MERGER, INCLUDING OFFICERS AND DIRECTORS OF CENTURY, AND THEIR INTEREST IN THE MERGER.

        AFTER IT IS FILED WITH THE SEC, INVESTORS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS ON THE SEC'S WEB SITE (http://www.sec.gov). A PROXY STATEMENT/PROSPECTUS WITH RESPECT TO THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS WILL ALSO BE MADE AVAILABLE FOR FREE TO CENTURY STOCKHOLDERS BY CONTACTING CENTURY'S SHAREHOLDER RELATIONS DEPARTMENT AS
FOLLOWS:

SHAREHOLDER RELATIONS
CENTURY BANCSHARES, INC.
1275 PENNSYLVANIA AVENUE, NW
WASHINGTON, DC 20004
202-496-4100

        This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the Company believes that the expectations reflected in such forward looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in its Form 10-K dated March 31, 2000, filed with the Securities and Exchange Commission and are incorporated by reference herein (Cautionary Disclosures). Subsequent written and oral forward looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Disclosures.

                                 (tables follow)

                            CENTURY BANCSHARES, INC.
                        FINANCIAL HIGHLIGHTS (UNAUDITED)

---------------------------------------------------------------------------------------------------------------
                                                       Quarter Ended                   Nine Months Ended
                                                       September 30,                     September 30,
                                              --------------------------------   ------------------------------
(Dollars in thousands,
 except per share amounts)                           2000           1999                 2000           1999
                                                 -----------    ------------         -----------    -----------
EARNINGS DATA:
Interest Income                                  $    5,009     $     3,323          $   13,159     $    9,519
Interest Expense                                      2,375           1,284               5,670          3,595
                                                 -----------    ------------         -----------    -----------
Net Interest Income                                   2,634           2,039               7,489          5,924
Provision for Credit Losses                             275             110                 655            435
                                                 -----------    ------------         -----------    -----------
Net Interest Income After Provision                   2,359           1,929               6,834          5,489
Noninterest Income                                      557             411               1,605          1,247
Noninterest Expense                                   2,340           1,820               6,521          5,402
                                                 -----------    ------------         -----------    -----------
Income Before Income Tax Expense                        576             520               1,918          1,334
Income Tax Expense                                      151             197                 671            507
                                                 -----------    ------------         -----------    -----------
NET INCOME                                       $      425     $       323          $    1,247     $      827
                                                 ===========    ============         ===========    ===========
PER SHARE DATA:
Basic Earnings Per Share *                       $     0.16     $      0.11          $     0.46     $     0.29
Diluted Earnings Per Share *                     $     0.15     $      0.11          $     0.45     $     0.29
Book Value Per Share (Period End) *              $     6.23     $      5.63          $     6.23     $     5.63
Average Shares Outstanding (Basic)*               2,737,705       2,804,679           2,729,180      2,833,113
Average Shares Outstanding (Diluted)*             2,766,314       2,832,251           2,751,698      2,860,925
Shares Outstanding (Period End)*                  2,742,998       2,721,694           2,742,998      2,721,694

PERIOD END BALANCE SHEET DATA:
Total Assets                                                                         $  284,784     $  201,302
Total Loans, Net of Unearned Income                                                     179,684        131,648
Allowance for Credit Losses                                                               1,667          1,351
Total Earning Assets                                                                    264,727        187,587
Total Intangible Assets                                                                   5,124          1,404
Total Noninterest-Bearing Deposits                                                       41,647         29,628
Total Interest-Bearing Deposits                                                         173,893        107,787
Total Deposits                                                                          215,540        137,415
Total Other Interest-Bearing Liabilities                                                 50,111         47,203
Total Liabilities                                                                       267,697        185,989
Total Stockholders' Equity                                                               17,087         15,313
                                                                                     --------------------------
Total Liabilities and Equity                                                         $  284,784     $  201,302
                                                                                     ==========================


SELECTED KEY DATA:
Net Interest Margin                                    4.64%           4.99%               4.90%          5.12%
Efficiency Ratio                                      69.25%          72.35%              68.90%         73.34%
Return on Average Assets                               0.68%           0.74%               0.76%          0.67%
Return on Average Stockholders' Equity                10.00%           8.25%              10.14%          7.11%
Stockholders' Equity to Total Assets (Period
End)                                                   6.00%           7.61%               6.00%          7.61%

==================================================================================================================

*-- adjusted for 5% stock dividend dated April 17, 2000.

                                    --more--

                            CENTURY BANCSHARES, INC.
                        FINANCIAL HIGHLIGHTS (UNAUDITED)


---------------------------------------------------------------------------------------------------------------
                                                        Quarter Ended                  Nine Months Ended
                                                        September 30,                    September 30,
                                               --------------------------------   -----------------------------
(Dollars in thousands,
 except per share amounts)                             2000           1999               2000           1999
                                                   -----------    -----------         ----------    -----------
SELECTED AVERAGE BALANCES:
Loans (net)                                       $   161,847    $   128,388         $  149,971    $   125,629
Investment Securities                                  54,283         15,380             36,242         12,291
Federal Funds Sold                                      8,688          4,714             11,136          4,766
Interest Bearing Deposits in Other Banks                6,344         13,483              8,974         11,902
                                                   -----------    -----------         ----------    -----------
Total Earning Assets                                  231,162        161,965            206,323        154,588
                                                   -----------    -----------         ----------    -----------
Total Assets                                      $   247,571    $   172,245         $  219,868    $   164,841
                                                   ===========    ===========         ==========    ===========
Interest Bearing Deposits                         $   138,887    $   109,755         $  128,408    $   106,374
Borrowings                                             49,403         15,994             34,976         12,533
                                                   -----------    -----------         ----------    -----------
Total Interest Bearing Liabilities                    188,290        122,749            163,384        118,907
                                                   -----------    -----------         ----------    -----------
Noninterest Bearing Deposits                           40,067         29,520             37,439         28,801
Total Deposits                                        178,954        139,275            165,847        135,175
Total Liabilities                                     230,681        156,717            203,438        149,296
Stockholders' Equity                                   16,890         15,528             16,430         15,545
                                                   -----------    -----------         ----------    -----------
Total Liabilities and Equity                      $   247,571    $   172,245         $  219,868    $   164,841
                                                   ===========    ===========         ==========    ===========
ALLOWANCE FOR CREDIT LOSSES:
Balance - Beginning of Period                     $     1,743    $     1,409         $    1,519    $     1,128
Provision for Credit Losses                               275            110                655            435
Charge-offs                                               354            171                537            228
Recoveries                                                  3              3                 30             16
                                                   -----------    -----------         ----------    -----------
Balance - End of Period                           $     1,667    $     1,351         $    1,667    $     1,351
                                                   -----------    -----------         ----------    -----------
ASSET QUALITY:
Nonaccrual Loans                                                                     $    1,043    $       693
90 Days Past Due                                                                            134             67
Other Real Estate Owned                                                                       0              0
                                                                                      ----------    -----------
Total Nonperforming Assets                                                           $    1,177    $       760
                                                                                      ----------    -----------
Nonperforming Assets to Total Assets                                                       0.41%          0.38%
Allowance for Credit Losses to Nonperforming
Assets                                                                                   141.27%        177.80%
Allowance for Credit Losses to Total Loans                                                 0.93%          1.03%

RISK BASED CAPITAL RATIOS (BANK):
Tier 1                                                                                     7.16%          9.56%
Total                                                                                     10.24%         10.53%&
Leverage Capital Ratio                                                                     5.96%          7.76%

RISK BASED CAPITAL RATIOS (CONSOLIDATED):
Tier 1                                                                                     8.70%         10.10%
Total                                                                                     11.05%         11.07%
Leverage Capital Ratio                                                                     7.29%          8.57%

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